Exhibit (b)

[LETTERHEAD OF FTN FINANCIAL]

May 4, 2005

Mr. J. Ed Eisemann, IV
Republic Corporation
100 E. Main Street
Trinidad, CO 81082

Dear Mr. Eisemann:

     On behalf of First Tennessee Bank (“FTB”) and FTN Financial Capital Markets, a division of FTB (“FTN”), it is our pleasure to confirm our commitment to arrange for the purchase of trust preferred securities (“Trust Preferred Securities”) to be issued by a to-be-created business trust subsidiary of your financial institution in the aggregate amount of up to $8,000,000.00 (the “Transaction”), such Transaction to take place no later than June 15, 2005. The Trust Preferred Securities will, at our option, be purchased in private placements by FTB, third-party purchaser(s) to be identified by FTN, or to both FTB and such third-party purchasers.

     The Trust Preferred Securities will have the general characteristics and features that are typical for trust preferred securities that are issued by financial institutions. The Trust Preferred Securities will be floating rate securities with a distribution rate at three-month LIBOR plus 2.25%. The Trust Preferred Securities will be placed by FTN, and Keefe, Bruyette and Woods, Inc. (the “Placement Agents”) and an aggregate placement fee of 0% will be paid by your institution to the Placement Agents for their services in facilitating the Transaction. No other fees or charges will be assessed by the Placement Agents. FTN will be responsible for paying all trustee fees and legal fees with the Transaction.

     The Placement Agents will provide at no extra cost all of the documentation necessary to carry out the Transaction, including a form of proposed resolutions to be passed by your board of directors, documents to establish your institution’s business trust subsidiary and to issue the Trust Preferred Securities, and the certificates, receipts and other documentation necessary to close the Transaction. Upon your signing and returning a copy of this letter to FTB, copies of the requisite documentation will be promptly delivered to you.

     This commitment is subject to the following terms and conditions:

1.     Your institution will have taken all necessary and appropriate action to establish a business trust subsidiary and such business trust subsidiary will be formed prior to entering into a definitive placement agreement.

2.     Your institution will have entered into a definitive placement agreement with the Placement Agents, a subscription agreement with the purchaser(s), an indenture, an amended and restated declaration of trust, a guarantee and such other agreements, instruments and documentation as the Placement Agents reasonably deem necessary or advisable for purposes of carrying out the Transaction. All such documents will be executed in a timely manner by the appropriate officers of your institution and its business trust and will be in form and substance satisfactory to FTB and the Placement Agents.

3.     Your institution will have delivered a legal opinion from your outside counsel opining to the customary matters set forth in the placement agreement.

4.     There will not have occurred any material adverse change in the condition (financial or otherwise) of your institution or any of its subsidiaries from that reflected in the information provided us during our due diligence. You understand and agree that FTB and the Placement Agents will rely upon the accuracy and completeness of all information received from you and your officers, directors, employees and representatives, including your legal counsel and independent accountants.

5.     There will not have been issued any Supervisory Action by a bank regulatory authority against your institution or any of its subsidiaries and no such Supervisory Action will be pending or otherwise threatened. “Supervisory Action” means and includes the issuance by any bank regulatory authority of a letter agreement or memorandum of understanding, cease and desist order, injunction, directive, restraining order, notice of charges, or civil money penalties (regardless of whether consented or agreed to by the party to whom it is addressed), against your institution or any of its subsidiaries whether temporary or permanent, that currently restricts in any material respect the conduct of their business or that in any material manner relates to their capital adequacy, their credit policies, their ability or authority to pay dividends or make distributions to their shareholders or make payments of principal or interest on their debt obligations, their management or their business.

     You understand and agree that if anything occurs after you provide information to FTB or the Placement Agents which renders any such information untrue, misleading or otherwise inaccurate, you will promptly notify each of FTB and the Placement Agents. Except as may be required by law or any regulatory authority, no advice rendered by the Placement Agents or FTB (or any of their agents, consultants or affiliates) to you and/or your officers, trustees, employees, agents or directors in connection with the Transaction will be quoted, nor will any such advice be referred to, in any press release, public statement or other public communication by you or any director, officer, employee, trustee, agents or representative of you, without the prior consent of the affected party.

     Please feel free to contact David Work at 901-435-7970 or Jim Wingett at 901-435-8265 regarding any questions you may have. We appreciate this opportunity and look forward to working with you.

     To accept this commitment, please sign where indicated below and return one original of this letter to my attention by May 10, 2005. Your acceptance of this commitment as aforesaid constitutes your agreement to sell the Trust Preferred Securities to the prospective purchasers identified in the first paragraph of this letter upon the terms and conditions described above.

Sincerely,

/s/ David S. Work	/s/ James D. Wingett

David S. Work Executive Vice President Correspondent Services First Tennessee Bank	James D. Wingett Managing Director FTN Financial Capital Markets

Accepted and agreed to this 9th day of May, 2005

By: /s/ J.E. Eisemann IV
Name: J. E. Eisemann IV
Title: Chairman and CEO